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ANNUAL AUDITED REPORT
FORM X-17A-5 SEC Mail Processing
Section
PART III
FEB 2 8 2011

SEC FILE NUMBER
8- 47286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Municipal Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1219 Assembly Street, Suite 201
(No. and Street)

Columbia   SC   29201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexis P. Kisteneff   803-765-2632
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton D. Bodiford, C.P.A.
(Name – *if individual, state last, first, middle name*)

P.O. Box 6556   Columbia   SC   29260
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Alan S P. Kristenseff_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Carolina Municipal Securities, Inc._ , as of _December 31_ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Melissa B Buchanan
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Carolina Municipal Securities, Inc.

Financial Statements with
Report of Independent Registered Public Accounting Firm

December 31, 2010

CLIFTON D. BODIFORD
Certified Public Accountant
4406-B Forest Drive • Suite 301 • Columbia, SC 29206
Phone (803) 787-4909 • Fax (803) 787-4808

Carolina Municipal Securities, Inc.

Financial Statements with
Report of Independent Registered Public Accounting Firm

December 31, 2010

Carolina Municipal Securities, Inc.

Financial Statements with
Report of Independent Registered Public Accounting Firm
December 31, 2010

Table of Contents

CLIFTON D. BODIFORD
Certified Public Accountant

|| |

4406-B Forest Dr., Suite 301
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Report of Independent Registered Public Accounting Firm

The Board of Directors
Carolina Municipal Securities, Inc.
Columbia, South Carolina

I have audited the accompanying statements of financial condition of Carolina Municipal Securities, Inc. (an S Corporation) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Pubic Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Municipal Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Clifton D. Bodiford, CPA
Columbia, South Carolina
February 11, 2011

Carolina Municipal Securities, Inc.
Statements of Financial Condition

| | December 31, | |
	2010	2009
Assets		
Current Assets:		
Cash	$ 1,973	$ 2,622
Deposits with clearing organization	25,000	25,000
Prepaid expenses	1,514	2,094
Total Current Assets	28,487	29,716
Furniture and Equipment, net	521	771
Total Assets	$ 29,008	$ 30,487
Liabilities and Stockholder's Equity		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 1,120	$ 1,191
Accrued payroll liabilities	11,162	10,126
Total Current Liabilities	12,282	11,317
Stockholder's Equity		
Common stock, $10 par value; 100,000 shares authorized; 100,000 shares in -2010 and 2009		
issued and outstanding	1,000,000	1,000,000
Paid-in capital	631,935	414,935
Accumulated deficit	(1,615,209)	(1,395,765)
Total Stockholder's Equity	16,726	19,170
Total Liabilities and Stockholder's Equity	$ 29,008	$ 30,487

See accompanying notes.

Carolina Municipal Securities, Inc.
Statements of Operations

| | Year Ended December 31, | |
	2010	2009
Revenues:		
Fees	$ -	$ 15,681
Interest	45	75
Total revenues	45	15,756
Expenses:		
Salaries	143,588	137,588
Contribution to 401 (K) Plan	32,500	32,000
Consulting and management fees	4,800	8,141
Dues and subscriptions	4,847	2,489
Telephone	4,278	4,599
Assessments and fees	1,498	1,280
Other	27,978	17,656
Total expenses	219,489	203,753
Net income (loss)	$ (219,444)	$ (187,997)

See accompanying notes.

Carolina Municipal Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock		Paid-In Capital	Total Accumulated Deficit	Stock-holder's Equity
	Number of Shares	Amount			
Balances, December 31, 2008	100,000	$ 1,000,000	$ 227,935	$ (1,207,768)	$ 20,167
Capital paid-in	-	-	187,000	-	187,000
Net (loss)	-	-	-	(187,997)	(187,997)
Balances, December 31, 2009	100,000	1,000,000	414,935	(1,395,765)	19,170
Capital paid-in	-	-	217,000	-	217,000
Net (loss)	-	-	-	(219,444)	(219,444)
Balances, December 31, 2010	100,000	$1,000,000	$ 631,935	$(1,615,209)	$ 16,726

See accompanying notes.

Carolina Municipal Securities, Inc.
Statements of Cash Flow

| | Year Ended December 31, | |
	2010	2009
Cash flows provided (required) operating activities		
Cash received from customers	$ -	$ 15,681
Cash paid to suppliers and consultants	(217,694)	(201,343)
Interest received	45	75
Net cash provided (used) by operating activities	(217,649)	(185,587)
Cash flows required by investing activities:		
Purchase of equipment	-	-
Net cash used by investing activities	-	-
Cash flows provided (required) by financing activities		
Capital paid-in	217,000	187,000
Net cash provided (used) by financing activities	217,000	187,000
Net decrease in cash	(649)	1,413
Cash at beginning of year	2,622	1,209
Cash at end of year	$ 1,973	$ 2,622
Reconciliation of net income to net cash provided by operating activities:		
Net income (loss)	$ (219,444)	$ (187,997)
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:		
Depreciation expense	250	250
Changes in assets and liabilities:		
Other assets	580	(31)
Accounts payable	(71)	811
Accrued payroll liabilities	1,036	1,380
Net cash provided (required) by operating activities	$ (217,649)	$ (185,587)

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Accounting

Carolina Municipal Securities, Inc. (the "Company") was incorporated in 1994. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's mission is to underwrite or privately place with investors, municipal and corporate debt securities, as well as to provide financial advisory services to municipalities and corporations.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles. Revenues are recognized when earned and expenses are recognized when incurred.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method.

Gain or loss on retirement of equipment is recognized in the statements of operations when incurred. Repairs and maintenance charges that do not increase the useful lives of the furniture and equipment are charged to operations as incurred.

Income Taxes

Effective January 1, 1994, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to the Company's stockholder. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Tax years ended December 31, 2007, 2008 and 2009 remain subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

Carolina Municipal Securities, Inc.
Notes to Financial Statements
December 31, 2010

1. Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organization

The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis (as defined). The amount held by the clearing organization serves as collateral for security transactions.

Events Occurring After Reporting Date. The Company has evaluated events and transactions that occurred between December 31, 2010 and February 11, 2011, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

2. Furniture and Equipment

Furniture and equipment as of December 31, 2010 and 2009, by major classification are summarized as follows:

	2010	2009	Estimated Useful Life in years
Furniture	$ 1,098	$ 1,098	10
Equipment	16,550	16,550	5
Total	17,648	17,648	
Less accumulated depreciation	(17,127)	(16,877)	
Furniture and equipment	$ 521	$ 771	

3. Operating Lease

The Company leases its office space under an operating lease agreement. Lease expense for each of the years ended December 31, 2010 and 2009, totaled approximately $10,200 and $10,200, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at a time when the Company's net capital, as defined by the Rule, fails to exceed 1,500 percent of net capital. As of December 31, 2010, the Company had net regulatory capital of $14,691 which was $9,691, in excess of its required net capital. As of December 31, 2010, there were no material differences in the regulatory capital as reported in the financial statements from that reported in the December 31, 2010, FOCUS regulatory report.

4. Net Capital Requirements (continued)

Accounts receivable, advances, prepaid expenses and furniture and equipment included in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under Rule 15c3-1.

The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provision of Paragraph (k)(2)(ii), in that the Company has never held customer securities since its incorporation.

Supplementary Information

CLIFTON D. BODIFORD
Certified Public Accountant

4406-B Forest Dr., Suite 301
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Report of Independent Registered Public Accounting Firm on Supplementary Information

The Board of Directors
Carolina Municipal Securities, Inc.
Columbia, South Carolina

I have audited the accompanying financial statements of Carolina Municipal Securities, Inc., as of and for the year ended December 31, 2010, and have issued my report thereon dated February 11, 2011. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton D. Bodiford, CPA
Columbia, South Carolina
February 11, 2011

Carolina Municipal Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

	2010
Net Capital	
Total stockholder's equity	$ 16,726
Deduct stockholder's equity not allowable for net capital	
Total stockholder's equity qualified for net capital	16,726

Add:
  A. Liabilities subordinated to claims of general creditors
       allowable in computation of net capital
  B. Other (deductions) or allowable credits-deferred income
       taxes payable
Total capital and allowable subordinated liabilities

Deductions and/or charges:
  A. Non allowable assets
       Securities no readily marketable
       Exchange membership
       Furniture, equipment, and leasehold improvements, net   **521**
       Prepaid expenses   **1,514**
       Other assets
       1. Additional charges for customers' and non-customers'
            security accounts
       2. Additional charges for customers' and non-customers'
            commodity accounts
  B. Aged fails-to-deliver
       1. Number of items-None
  C. Aged short security differences
       1. Number of items-None
  D. Secured demand note deficiency
  E. Commodity futures contracts and spot commodities-
        proprietary capital charges
  F. Other deductions and/or charges

Net capital before haircuts on securities positions   **14,691**

Haircuts on securities (computed, where applicable, pursuant to rule
15c3-1(f)
  A. Contractual securities commitments
  B. Deficit in securities collateralizing secured demand notes

Carolina Municipal Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010
(continued)

C. Trading and investment securities
    1. Bankers' acceptances, certificates of deposit, and
        commercial paper
    2. U.S. and Canadian government obligations
    3. State and municipal obligations
    4. Corporate obligations
    5. Stocks and warrants
    6. Options
    7. Other securities
D. Undue concentrations
E. Other

Net Capital   **$ 14,691**

Report of Independent Registered Public Accounting Firm
on Internal Control

Required by SEC Rule 17a-5

For the Year Ended December 31, 2010

CLIFTON D. BODIFORD
Certified Public Accountant

4406-B Forest Dr., Suite 301
P.O. Box 6556
Columbia, SC 29260-6556
Phone - (803) 787-4909
Fax - (803) 787-4808

Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Carolina Municipal Securities, Inc.
Columbia, South Carolina

In planning and performing my audit of the financial statements and supplementary information of Carolina Municipal Securities, Inc. (the "Company") for the year ended December 31, 2010, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission "(SEC)", I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practice and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate as of December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management and the SEC and is not intended, and should not be used by anyone other than these specified parties.

Clifton D. Bodiford, CPA
February 11, 2011